UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-36073

            Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6

Migdal Ha’Emeq 2310001, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of 2017 Annual and Extraordinary General Meeting of Shareholders

On November 2, 2017, Enzymotec Ltd. (“Enzymotec” or the “Company”) issued a press release serving as notice of the upcoming 2017 annual and extraordinary general meeting of shareholders of Enzymotec (the “Meeting”), which will take place on Monday, December 11, 2017 at 5:00 p.m. (Israel time) at the Company’s offices at Sagi 2000 Industrial Area, Migdal Ha’Emeq 2310001, Israel. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The Meeting is being called to approve, among other proposals, the acquisition of Enzymotec by Frutarom Ltd., an Israeli company (“Frutarom”), pursuant to the previously filed merger agreement, dated October 28, 2017, by and among Enzymotec, Frutarom and Frutarom Tech Ltd., an Israeli company and a wholly-owned subsidiary of Frutarom (“Merger Sub”), under which Merger Sub will merge with and into Enzymotec, with Enzymotec surviving as a wholly-owned subsidiary of Frutarom. Pursuant to the merger agreement, the shareholders of Enzymotec (other than Enzymotec, Frutarom or their respective wholly-owned subsidiaries) will be entitled to receive $11.90 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Enzymotec owned immediately prior to the effective time of the merger. The record date for shareholders entitled to vote at the Meeting is November 13, 2017.

At the Meeting, certain additional matters, which are required to be approved under Israeli law as part of the Company’s annual shareholder meeting, will also be presented for approval.

The Company will distribute a proxy statement describing the proposed merger, the proposals to be voted upon at the Meeting, and related matters, as well as the accompanying proxy card, to all shareholders as of the record date for the Meeting. A copy of the press release serving as the notice of the Meeting is attached as Exhibit 99.1 to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

Information included in this Form 6-K may contain forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the proposed merger, the satisfaction or waiver of any conditions to the proposed merger, anticipated benefits, growth opportunities and other events relating to the proposed merger, and projections about Enzymotec’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed merger; (2) the proposed merger may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the proposed merger may disrupt current plans and operations and could cause potential difficulties in employee retention; (5) the proposed merger may adversely impact relationships with Enzymotec’s commercial counter-parties; (6) other risks may imperil the consummation of the proposed merger, which may result in the merger not being consummated within the expected time period or at all; and (7) the risks described in Enzymotec’s filings with the U.S. Securities and Exchange Commission (the “SEC”) may be realized. For more details, please refer to Enzymotec’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Additional Information and Where to Find It

In connection with the Meeting, Enzymotec will send to its shareholders of record as of the record date a proxy statement describing the proposals to be voted upon at the Meeting, as well as the time and location of, and other logistical information related to, the Meeting, along with a proxy card enabling shareholders to submit their votes on the proposals.

Enzymotec will also be furnishing copies of the proxy statement and form of proxy card to the SEC as exhibits to a Report of Foreign Private Issuer on Form 6-K.

This communication is not a substitution for the proxy statement or for any other documents that Enzymotec may furnish to the SEC or send to shareholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the proxy statement, and any other documents furnished by Enzymotec to the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by Enzymotec may also be obtained for free by submitting a request to The Ruth Group., telephone: (646) 536-7035 / 7037, or at www.Enzymotec.com. The contents of Enzymotec’s website are not deemed to be incorporated by reference into this Form 6-K or the proxy statement (once available).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enzymotec Ltd.

Dated: November 2, 2017	By:	/s/ Dror Israel
	Name:	Dror Israel
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release, dated November 2, 2017, serving as notice of the 2017 Annual and Extraordinary General Meeting of Shareholders of Enzymotec Ltd.

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